Oi S.A. – In Judicial Reorganization

Corporate Taxpayers’ Registry (CNPJ/ME) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.30029520-8

PUBLICLY HELD COMPANY

MINUTES OF THE 300TH MEETING OF THE BOARD OF DIRECTORS

ON SEPTEMBER 16, 2021

I. DATE, TIME AND PLACE: On September 16, 2021, at 6:00 p.m., by deliberative session pursuant to article 29, paragraph 1 of the Company's Bylaws.

II. CALL NOTICE: Call notice made by individual messages to the Board Members, pursuant to article 28, paragraph 1 of the Company's Bylaws.

III. ATTENDANCE: All the members of the Board of Directors were present and signed below. Mr. Rodrigo Modesto de Abreu, Mr. Antonio Reinaldo Rabelo Filho, Mr. José Claudio Moreira Gonçalves (Naval), Mr. Arthur Jose Lavatori Correa, and Ms. Daniella Geszikter Ventura, all representatives of the Company, also attended the meeting.

IV. MEETING BOARD: Chairman of the meeting: Mr. Eleazar de Carvalho Fillho; Secretary of the meeting: Ms. Luciene Sherique Antaki.

V. AGENDA: Re-ratification of item 3, sub-item ii, of the minutes of the Board of Directors' meeting held on August 25, 2021.

VI. RESOLUTIONS: Once the meeting was installed by the Chairman, in relation to the sole item on the Agenda, the Board of Directors approved the re-ratification of item (3), subitem ii, of the minutes of the Company's Board of Directors' Meeting held on August 25, 2021, for inclusion of properties in the description of the assets to be paid in by the Company and Oi Móvel S.A. – In Judicial Reaorganization in the capital increase of the subsidiary Brasil Telecom Comunicação Multimídia S.A. (“BTCM”), which will bring together assets, obligations and rights related to the UPI InfraCo. With the re-ratification now approved, the wording of said item (3), subitem ii, of the minutes of the Company's Board of Directors' Meeting held on August 25, 2021 is now worded as follows, and the deliberations that were made are ratified:

"As to item (3), (...) Moving on to subitem (ii) of the Agenda, Mr. David Tavares Nunes presented, also in the context of the corporate reorganizations necessary for the formation of UPI InfraCo, as provided for in the Amendment to the Judicial Reorganization Plan, a proposal for an increase in the capital stock of its affiliate Brasil Telecom Comunicação Multimídia S.A. ("BTCM"), which will bring together the assets, obligations and rights related to the UPI InfraCo, to be intergraded (i) by the Company, by means of the transfer of the Fiber Backhaul assets (comprising network and transmission equipment, including CGA, PTN, SDH, PDH, EDD and optical modem), ducts and poles, data circuits, ONTs and EDDs equipment properties, including the land, air conditioning equipment, elevators and improvements carried out, and the accounts receivable from the installments of the capacity, fiber deleted and ducts IRUs contracts and (ii) by Oi Móvel, through the conference of assets of FTTH fiber, ONT, OLT, External Network and properties, including the land, air conditioning equipment, elevators and improvements carried out, which under the terms of the transaction for the partial divestiture of UPI InfraCo will be part of the perimeter of UPI. According to the valuations made by the Company based on the most recent available balance sheets of the Company and Oi Móvel, relating to the assets and liabilities that will be contributed, the total approximate amount of BTCM's capital increase will be R$ 6,078,157,130.03, through the issuance of 946,328 common shares for the Company and Oi Móvel, according to the amounts contributed. Also based on the most recent financial information available, the amount of the Company's assets to be contributed in BTCM in connection with such capital increase is approximately R$ 5,932,052,174.15 and the amount of Oi Móvel's assets is approximately R$146,104,955.88. Such amounts correspond to the book values of each of the assets, calculated as of June 2021, and which will be updated up to the base date (August 31, 2021) to be considered in the transaction and such updated values will be confirmed by appraisal reports at book value to be prepared by the specialized company Meden Consultoria Empresarial Ltda. ("Meden Consultoria"), whose appointment and hiring are immediately authorized by the Board. After the clarification of the doubts raised, the Board of Directors unanimously approved the proposal of capital increase of BTCM, also authorizing the payment, by the Company, of the capital increase through the contribution of the assets mentioned above and ratifying the choice of Meden Consultoria to prepare the appraisal report at book value which will confirm the value of the assets to be contributed to BTCM's capital. The Board also authorized and delegated the Executive Board to adopt the necessary measures to implement the capital increase of BTCM through the contribution of the assets indicated, under the terms presented.”.

VII. CLOSING: The supporting material relating to the item on the Agenda is kept on file in the Secretariat and on the Board's Portal. With nothing further to discuss, the Chairman adjourned the meeting, and these minutes were drawn up. Once read, the minutes were approved by the present Board Members and by the Secretary. (a.a) Eleazar de Carvalho Filho (Chairman), Marcos Grodetzky, Roger Solé Rafols, Henrique José Fernandes Luz, Maria Helena dos Santos F. Santana, Paulino do Rego Barros Jr., Claudia Quintella Woods, Luís Maria Viana Palha da Silva, Armando Lins Netto, Mateus Affonso Bandeira and Raphael Manhães Martins.

This is a precise copy of the original minutes drawn up in the appropriate book

Rio de Janeiro, September 16, 2021.

Luciene Sherique Antaki

Secretary of the Meeting

Oi S.A. – In Judicial Reorganization

Minutes of the 300th Meeting of the Board of Directors

On September 16, 2021